FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding participation in group reception day for listed companies in Beijing by Huaneng Power International, Inc. (the Registrant”), submitted by the Registrant on September 5, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON THE PARTICIPATION IN
GROUP RECEPTION DAY FOR LISTED COMPANIES IN BEIJING

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In order to further strengthen communication and exchanges with investors, Huaneng Power International Co., Ltd. (hereinafter referred to as the “Company”) will participate in the “2020 Investors Group Reception Day for Listed Companies in Beijing” (the “Group Reception Day”) jointly organized by the Listed Companies Association of Beijing and the Shanghai Stock Exchange Information Network Co., Ltd. Details of the relevant matters are hereby announced as follows:

This Group Reception Day will be held on the online platform provided by Shanghai Stock Exchange Information Network Co., Ltd. in a remote way. Investors can log on to the “Shanghai Stock Exchange Roadshow Center” website (http://roadshow.sseinfo.com) or follow WeChat Public number: Shanghai Stock Exchange Roadshow Center, to participate the activities in the Group Reception Day. The activity time is from 15:00 to 17:00 (Beijing Time) on 8 September 2020 (Tuesday).

The Company’s Director and President, Mr. Zhao Ping, Chief Accountant, Mr. Huang Lixin, and Vice President and Secretary of the board of directors, Mr. Huang Chaoquan, will communicate with investors on corporate governance, development strategies, operating conditions and sustainable development through online communication.

Investors are welcome to actively participate in this event.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director
Lin Chong (Non-executive Director)

Beijing, the PRC
5 September 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     September 7, 2020